Exhibit 99.1

STAK Inc. Announces Closing of US$2.3 Million Registered Direct Offering

CHANGZHOU, China, January 8, 2026 /PRNewswire/ -- STAK Inc. (the “Company” or “STAK”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced the closing of its registered direct offering (the “Offering”) of 6,000,000 units (the “Units”) at a public offering price of US$0.38 per Unit, for aggregate gross process of approximately US$2.3 million.

Each Unit consists of (i) one Class A ordinary share, par value $0.001 per share (each, a “Class A Ordinary Share”), and (ii) one and one-half warrants (each, a “Warrant”), each whole warrant to purchase one Class A Ordinary Share. A total of 6,000,000 Class A Ordinary Shares were issued as part of the Units, and up to 9,000,000 Class A Ordinary Shares may be issued upon the exercise of the Warrants. The Warrants have a three-year term and are exercisable beginning on the second anniversary of issuance, subject to adjustment in accordance with the terms of the Warrant and applicable laws, at an initial exercise price equal to 120% of the public offering price of the Units (US$0.46 per share).

The Company received net proceeds of approximately US$2.2 million from the Offering, after deducting offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for research and development, working capital, and other general corporate purposes.

The Units were offered directly to certain investors (the “Investors”) pursuant to a securities purchase agreement (the “Purchase Agreement”). The Offering was conducted without the participation of any underwriters or placement agents. The Company entered into the Purchase Agreement directly with the Investors, and the price and other terms of the Offering were determined through arm’s-length negotiations between the Company and each Investor.

The securities above were offered pursuant to a registration statement on Form F-1, as amended, (File No. 333-291542) which was declared effective by the Securities and Exchange Commission (the “SEC”) on January 2, 2026. A final prospectus relating to the Offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. The Offering was made only by means of a prospectus forming part of the effective registration statement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com